RECEIVED
2015 MAR -2 PM 1:44
SEC / MR

15048306

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eight Pines Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 W Wacker Drive, Suite 4000
(No. and Street)

Chicago	IL	60601-1842
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR
(Name – *if individual, state last, first, middle name*)

28411 Northwestern HWY Ste 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ty 3/10/15

3/11/15

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eight Pines Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin-OP

Title

Notary Public

SHABEEN REHMAN
Notary Public, State of New York
Qualified in Nassau County
No. 01[illegible]292478
My Commission Expires 11-04-20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Eight Pines Securities, LLC, which comprise the statement of financial condition as of December 31, 2014 and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Eight Pines Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Eight Pines Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules (Schedule I "Computation of Net Capital Under Rule 15c3-1", Schedule II "Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)", and Schedule III "Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) have been subjected to audit procedures performed in conjunction with the audit of Eight Pines Securities, LLC's financial statements. The supplemental information is the responsibility of Eight Pines Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

MRPR Group, P.C.

Southfield, Michigan
February 23, 2015

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Eight Pines Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014

Eight Pines Securities, LLC

FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Eight Pines Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 26,576
Receivable from affiliate	1,604,819
Other assets	5,235
Total assets	$ 1,636,630

LIABILITY AND MEMBER'S EQUITY

Liability - accounts payable	$ 10,775
Member's equity	1,625,855
Total liabilities and member's equity	$ 1,636,630

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Other revenues	$ 16
OPERATING EXPENSES:	
Professional fees	143,458
Shared expenses (Note 3)	56,650
Regulatory expenses	23,707
Direct and other operating expenses	7,526
Total operating expenses	231,341
NET LOSS	$ (231,325)

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE, AT BEGINNING OF YEAR	$ 1,857,180
NET LOSS	(231,325)
BALANCE, AT END OF YEAR	$ 1,625,855

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (231,325)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from affiliate	222,823
Prepaids and other assets	78
Accounts payable	10,100
Net cash provided by operating activities	1,676
INCREASE IN CASH AND CASH EQUIVALENTS	1,676
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,900
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 26,576

See notes to financial statements.

Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer; operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Variant Capital Advisors, LLC and is a member of the Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that engages in private placement of securities and does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2014, revenues consisted of other miscellaneous income.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. There were no cash equivalents at December 31, 2014. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2014, there were no accounts with balances that exceeded the FDIC limits.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2014 and February 23, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $15,801 which was $10,801 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 68.19 to 1.

NOTE 3 - Transactions with Related Company

The Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2014 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $56,650.

NOTE 4 – SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). There is no SIPC assessment for the year ended December 31, 2014.

Eight Pines Securities, LLC

DECEMBER 31, 2014

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Eight Pines Securities, LLC

**I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014**

1. Total ownership equity from Statement of Financial Condition		$ 1,625,855	{3480}
2. Deduct ownership equity not allowable for Net Capital		-	{3490}
3. Total ownership equity qualified for Net Capital		1,625,855	{3500}
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	{3520}
B. Other (deductions) or allowable credits (list)		-	{3525}
5. Total capital and allowable subordinated liabilities		1,625,855	{3530}
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	1,610,054{3540}		
B. Secured demand note deficiency	- {3590}		
C. Commodity futures contracts and spot commodities-proprietary capital charges	- {3600}		
D. Other deductions and/or charges	- {3610}	(1,610,054)	{3620}
7. Other additions and/or allowable credits (list)	- {3630}		
8. Net capital before haircuts on securities positions	15,801{3640}		
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))			
A. Contractual securities commitments	- {3660}		
B. Subordinated securities borrowings	- {3670}		
C. Trading and investment securities:			
1. Exempted securities	- {3735}		
2. Debt securities	- {3733}		
3. Options	- {3730}		
4. Other securities	- {3734}		
D. Undue concentration	- {3650}		
E. Other (list)	- {3736}	-	{3740}
10. Net Capital		$ 15,801	{3750}

Non-allowable assets include:

Receivable, from affiliate	$ 1,604,819
Other assets	5,235
Total non-allowable assets	$ 1,610,054

Eight Pines Securities, LLC

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014
(CONTINUED)

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 718	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			5,000	{3760}
14. Excess net capital (line 10 less line 13)			10,801	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			9,801	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 10,775	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 10,775	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			68.19%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

Eight Pines Securities, LLC

II SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2014

NET CAPITAL	$15,801
LIABILITY	$10,775
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	68.19%

Eight Pines Securities, LLC

DECEMBER 31, 2014

III SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Eight Pines Securities, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker/dealer, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with clearing broker/dealer....".

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Eight Pines Securities, LLC Exemption from filing Compliance Report Required by SEC Rule 15c3-3, in which (1) Eight Pines Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eight Pines Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemptive provisions") and (2) Eight Pines Securities, LLC stated that Eight Pines Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eight Pines Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eight Pines Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

MRPR Group, P.C.

Southfield, Michigan
February 23, 2015

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com
O 248.357.9000
F 248.357.9001

Eight Pines Securities LLC

600 Fifth Avenue, 25th Floor
New York, NY 10020
212.596.2500 | 212.596.5400 FAX

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 at December 31, 2014, and operated in compliance without exception for the fiscal year then ended.

Signature: [signature]

Date: 2/24/2015

Michael T. Marrone
Print Name